United States securities and exchange commission logo





                              March 7, 2023

       Roger James Hamilton
       Chief Executive Officer
       Genius Group Ltd
       8 Amoy Street, #01-01
       Singapore 049950

                                                        Re: Genius Group Ltd
                                                            Form 6-K
                                                            Filed February 2,
2023
                                                            File No. 001-41353

       Dear Roger James Hamilton:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 6-K Filed February 2, 2023

       General

   1. You issued a press release on February 2, 2023 stating that the company began this application process to
dual list its shares on Upstream. Please disclose in an amended report on Form 6-K what
security is being listed on Upstream (i.e., common stock or
                                                        tokenized equity).
Disclose whether Upstream is a registered exchange and in what jurisdiction it is
registered, and disclose the risks and uncertainties with listing on this exchange, including any
restrictions on investors, including specifically investors located in the United States.
In this regard, please also expand your disclosure to explain what you mean when you state
that Upstream, a MERJ Exchange Market (MERJ Exchange), is    a
                                                        fully regulated global
stock exchange for digital securities and NFTs.
   2. It appears that the Upstream website allows trading of tokenized equity of certain companies and that you
plan to list on Upstream. Please revise your 6-K disclosure to provide a materially
complete description of the tokenized shares and the process by
 Roger James Hamilton
Genius Group Ltd
March 7, 2023
Page 2
         which shareholders exchange their common shares for the tokenized shares, including the entire lifecycle from the initial exchange of common shares for tokenized shares through the exchange back into common shares. In responding to this comment, please provide us with a response letter that:

                includes the company   s legal analysis as to the
characterization of the tokenized
              equity, and whether it is the same class as the common shares, a different class of common stock, or a security-based swap.
                provides a detailed explanation of how such securities are the same as the issued and outstanding shares of common stock already registered, as well as how such shares compare in regard to transferability and the role of the transfer agent, whether on
              Upstream or otherwise.
                explains the role of MERJ Depository and Registry Limited and how it interacts with
              the company   s U.S. transfer agent, and also address how any
"tokenized equity" is
              held on Upstream through MERJ Depository and Registry Limited (e.g., whether through a shareholder's wallet or an omnibus wallet).
3.       The press release indicates that shareholders will be eligible to claim digital
         NFTs. Explain whether you are planning to offer any digital dividends to shareholders and disclose the process for distribution of digital dividends, including whether the digital dividends will be limited to those who hold the tokenized shares. Also explain how you will inform and communicate to shareholders in regard to any digital dividends or gifts, with respect to the tokenized shares.
4. Please revise your disclosure to clarify whether there could be discrepancies between the trading prices of common shares on the NYSE American and the tokenized shares on
         Upstream, whether resulting from different liquidity in the markets or otherwise, and disclose the risks this presents to investors.
5. Please revise your disclosure to clarify what information is publicly available about the trading activity that occurs on Upstream and, in particular, what information holders of common shares would have about the trading on Upstream before making a decision to exchange their common shares for tokenized shares. In your February 2, 2023 press release, you refer investors to the Upstream website for more information about Upstream, generally, but do not provide shareholders with information about how they can deposit shares and trade on Upstream, or how they can claim their $10 NFT Coupons.
6. Please revise your disclosure to clarify how and where investors will be able to download the Upstream app and create an account, including a website for the Upstream app. Additionally, please clarify whether U.S. investors are permitted to both purchase
FirstName LastNameRoger James Hamilton
       and sell Upstream listed securities, and whether U.S investors will be limited to trading
Comapany
       onlyNameGenius      Group
            in securities they   Ltd own that have been listed on Upstream for
liquidation
                               currently
March purposes   only.2
       7, 2023 Page
FirstName LastName
 Roger James Hamilton
FirstName  LastNameRoger James Hamilton
Genius Group   Ltd
Comapany
March      NameGenius Group Ltd
       7, 2023
March3 7, 2023 Page 3
Page
FirstName LastName
7. Your press release announces the approval of a plan to issue a $10 Blockchain-based
         Digital Discount Coupon (Non Fungible Token "NFT"), or $10 NFT Coupon, per
         ordinary share to all shareholders as a move to reward shareholders. Additionally, we note your statement that "[t]he digital coupons are not securities and are issued as ERC721 tokens..." Please advise us how you have determined whether this digital asset is not a security and disclose the risk that the federal securities law may apply to the distribution of the $10 NFT Coupons, including by (i) providing us with your legal analysis that these
         NFTs are not securities within the meaning of the U.S. federal securities laws and, therefore, you are not facilitating, or causing you to engage in, transactions in unregistered securities and (ii) addressing the risks related to a potential violation of Section 5 of the
         Securities Act if the interpretation or enforcement of the law and regulations regarding
         NFTs change or if you erroneously conclude that your NFTs are not securities.
8. Please revise your Form 6-K to provide disclosure regarding the planned issuance of the
         $10 NFT Coupons, including (i) who or what entity is issuing them,
(ii) what these
         NFTs consist of and what they represent, (iii) if and where the NFTs can be traded and
         (iv) who is eligible to claim the NFTs as a reward.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kate Beukenkamp at 202-551-3861 or Dietrich King at 202-551-8071
with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Trade
& Services
cc:      Jolie Kahn